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                                                                    Page 1 of 5
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                            LENNOX INTERNATIONAL INC.

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                   526107 10 7

                                 (CUSIP Number)


        Richard W. Booth, c/o Carl E. Edwards, Jr., 2140 Lake Park Blvd.,
                            Richardson, Texas 75080
                                 (972) 497-5000

            (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                February 1, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



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CUSIP No. 526107 10 7                                                Page 2 of 5


     (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Richard W. Booth
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     (2)       Check the Appropriate Box if a Member of a Group

               (a)         [  ]
               (b)         [X]
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     (3)       SEC Use Only


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     (4)       Source of Funds

               PF
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     (5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
               Items 2(d)or 2(e)
               [  ]
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     (6)       Citizenship or Place of Organization

               United States Citizen
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Number of      (7) Sole Voting Power         888,901 shares
Shares         -----------------------------------------------------------------
Beneficially   (8) Shared Voting Power       53,333 shares
Owned by       -----------------------------------------------------------------
Each           (9) Sole Dispositive Power    888,901 shares
Reporting      -----------------------------------------------------------------
Person With    (10)Shares Dispositive Power  53,333 shares
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     (11)      Aggregate Amount Beneficially Owned by Each Reporting Person

               942,234
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     (12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               [  ]

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     (13)      Percent of Class Represented by Amount in Row (11)

               1.7%
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     (14)      Type of Reporting Person (See Instructions)

               IN
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                            STATEMENT ON SCHEDULE 13D

     Richard W. Booth hereby amends and supplements his Statement on Schedule 13D as originally filed on August 12, 1999 and amended as of November 1, 2000 by Amendment No. 1 (collectively, the "Amended Statement"), with respect to common stock, par value $.01 per share (the "Common Stock"), of Lennox International Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Amended Statement.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Amended Statement is hereby amended and supplemented as follows as of February 1, 2001:

         (a) Mr. Booth beneficially owns an aggregate of 942,234 shares of Common Stock, constituting approximately 1.7% of the outstanding shares of Common Stock.

         (b) Mr. Booth directly beneficially owns 708,295 shares of Common Stock, constituting approximately 1.3% of the outstanding shares of Common Stock. Mr. Booth has the sole power to dispose of and vote such shares. Mr. Booth is deemed to directly beneficially own an aggregate of 128,136 shares of Common Stock subject to options previously granted by the Company that are currently exercisable. Such shares represent approximately 0.2% of the outstanding shares of Common Stock. In the event Mr. Booth exercises such options, he will have sole power to vote and dispose of the shares issued upon such exercise.

               Mr. Booth may be deemed to indirectly beneficially own 52,470 shares of Common Stock owned by the Anderson GST Exempt Trust for the benefit of David H. Anderson. Mr. Booth is the sole trustee of the Trust and in such capacity has the power to dispose of and vote the shares held by the Trust. The shares of Common Stock owned by the Trust represents less than 0.1% of the outstanding shares of Common Stock.

               Mr. Booth may be deemed to indirectly beneficially own 53,333 shares of Common Stock owned by the Richard W. Booth and Anne C. Booth Charitable Remainder Unitrust ("Charitable Remainder Trust"). Mr. Booth is a co-trustee of the Charitable Remainder Trust and in such capacity shares the power to dispose of and vote the shares held by the Charitable Remainder Trust. The shares of Common Stock owned by the Charitable Remainder Trust represents less than 0.1% of the outstanding shares of Common Stock.


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         (c)   On February 1, 2001,  Mr. Booth resigned as trustee of the Trusts for the benefit of Anne Zink and, therefore, no longer has the capacity to dispose of or vote the 2,036,364 shares of Common Stock held by such Trusts. Since the filing of Amendment No. 1, Mr. Booth has received quarterly payments in shares of Common Stock for serving as a director of the Company totaling 265 shares.

         (d)   NA

         (e) This amendment is being filed to report the fact that as of February 1, 2001, the reporting person ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Company.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2001


                                                   /s/ Richard W. Booth
                                                   -----------------------------
                                                   Richard W. Booth